

Mail Stop 3628

July 30, 2019

Charles Y. Lee
President and Chief Executive Officer
Credit Suisse Commercial Mortgage Securities Corp.
11 Madison Avenue
New York, New York 10010

>   **Re: CSAIL 2017-CX10 Commercial Mortgage Trust**
>   **Form 10-K for Fiscal Year Ended December 31, 2018**
>   **Filed March 22, 2019**
>   **File No. 333-207361-07**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comments, we may have additional comments.

Attestation Report of Ernst & Young LLP for Cohen Financial
Exhibit 34.60 to Form 10-K

1. We note that the attestation report prepared by Ernst & Young LLP for Cohen Financial, a division of SunTrust Bank, states that:

    - no servicing activities were performed by Cohen Financial with respect to the servicing criterion set forth in Item 1122(d)(4)(ii) during the subject reporting period; and

    - "as described in management's assertion," Cohen Financial engaged a vendor to perform servicing activities with respect to the servicing criterion set forth in Item 1122(d)(4)(xi) during the subject reporting period.

However, the corresponding servicer assessment of Cohen Financial, filed as Exhibit 33.60 to your Form 10-K, does not include either of the above statements. Please revise either exhibit, as necessary, to reconcile these reports.

2. In addition, the Ernst & Young attestation report references "Appendix A" of the Cohen Financial servicer assessment for a list of the asset-backed transactions covered by its servicing platform. However, there is no "Appendix A" mentioned in or included with Cohen Financial's servicer assessment. It is not clear to us whether Ernst & Young erroneously referenced "Appendix A" or whether Cohen Financial should have included "Appendix A" with its servicer assessment to identify the scope of its servicing platform (see Instruction 1 to Item 1122 of Regulation AB). Please revise either exhibit, as necessary, to reconcile these reports.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Sandel at (202) 551-3262 or me at (202) 551-3313 with any questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel
Office of Structured Finance

cc: Robert Kim, Esq., Cadwalader, Wickersham & Taft LLP
       Kahn Hobbs, Esq., Cadwalader, Wickersham & Taft LLP